Evolving Gold Corp Grants Incentive Options

May 4, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) is pleased to announce the granting of 2,060,000 incentive stock options to Directors and consultants. The options are exercisable at $0.42 per share and will expire May 2, 2012.

About Evolving Gold Corp.
Evolving Gold Corp. is a Canadian-based precious mineral exploration and development company focused on projects in SW United States, in particular Nevada. A strong team of highly experienced geo-science and financial professionals positions Evolving for aggressive acquisition and development of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION
“Lawrence A. Dick”
Lawrence A. Dick, Ph.D., P.Geo
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com
- finding gold in nevada -

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities
Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604-685-6375 Toll Free 866-604-3864 Email. info@evolvinggold.com Web. www.evolvinggold.com
 CNQ: GOLD              OTC-BB: EVOGF